UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                File No. 70-8557

                                  REPORT PERIOD
                         April 1, 2001 to June 30, 2001

                                In the matter of:
                    CENTRAL AND SOUTH WEST CORPORATION, ET AL

         Central and South West Corporation ("CSW") and American Electric Power Company, Inc. ("AEP") hereby certify on behalf of themselves and Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCo"), West Texas Utilities Company ("WTU"), Central and South West Services, Inc. ("CSWS"), AEP Generating Company ("AEGCo"), American Electric Power Service Corporation ("AEPSC"), Blackhawk Coal Company ("BHCCo"), Cedar Coal Company ("CeCCo"), Central Appalachian Coal Company ("CACCo"), Central Coal Company ("CCCo"), Central Ohio Coal Company ("COCCo"), Colomet, Inc. ("COLM"), Columbus Southern Power Company ("CSPCo"), Conesville Coal Preparation Company ("CCPc"), Franklin Real Estate Company ("FRECo"), Indiana Franklin Realty, Inc. ("IFRI"), Indiana Michigan Power Company ("I&M"), Kentucky Power Company ("KEPCo"), Kingsport Power Company ("KGPCo"), Ohio Power Company ("OPCo "), Simco Inc. ("Simco"), Southern Ohio Coal Company ("SOCCo"), Southern Appalachian Coal Company ("SACCo"), West Virginia Power Company ("WVPCo"), Wheeling Power Company ("WPCo"), and Windsor Coal Company ("WCCo"), that during the period from April 1, 2001 through June 30, 2001 (the "Reporting Period"):

         1. The maximum principal amount of short-term borrowings outstanding at each of the companies during the Reporting Period, the date of the maximum borrowing and the Securities and Exchange Commission ("SEC") borrowing limit for each Company as of the end of the period was as follows:

         AEP                                                Short-Term
       System                            Money Pool         Borrowings             Total                   SEC
      Companies            Date          Borrowings             (1)             Borrowings                Limit

AEGCo                    06/19/01         67,027,083             -               67,027,083            125,000,000
AEPSC                    04/13/01         221,013,451            -              221,013,451
APCO                     06/28/01        350,900,151                            350,900,151            325,000,000
BHCCo                    05/05/01             (A)                -                  (A)                     -

CeCCo                    06/18/01             (A)                -                  (A)                     -
CSWS                     06/06/01             (A)                -                  (A)
CACCo                    04/01/01             (A)                -                  (A)                     -
CCCo                     06/29/01              (A)               -                  (A)                     -
COCCo                    04/22/01              (A)               -                  (A)                     -
CPL                      05/25/01         325,609,476            -              325,609,476            600,000,000
COLM                     06/30/01             (A)                -                  (A)                     -
CSPCo                    06/28/01        138,224,517             -              138,224,517            350,000,000
CCPC                     06/11/01          9,150,015             -               9,150,015                  -
FRECo                    04/05/01          117,889               -                117,889                   -
IFRI                     06/19/01           39,879               -                 39,879
I&M                      06/28/01         344,666,175            -              344,666,175            500,000,000
KEPCo                    06/28/01         56,353,645             -               56,353,645            150,000,000
KGPCo                    04/01/01          6,839,058             -               6,839,058             30,000,000
OPCo                     06/21/01         515,647,473            -              515,647,473            450,000,000
PSO                      05/26/01         232,774,448            -              232,774,448            300,000,000
Simco                    06/30/01             (A)                -                   (A)                    -
SOCCo                    06/28/01             (A)                -                  (A)                     -
SACCo                    04/26/01             (A)                -                   (A)                    -
SWEPCO                   06/03/01         99,465,131             -               99,465,131            250,000,000
WTU                      04/25/01         88,710,572             -               88,710,572            165,000,000
WVPCo                    04/02/01             (A)                -                  (A)                     -
WPCo                     04/26/01          9,667,559                             9,667,559
WCCo                     06/29/01             (A)                -                  (A)                     -


-----------------------
(1)  Pursuant to the External Program authorized in this file.
(A) Indicates that the companies are in an investment position.


         2. The weighted average interest rate for borrowings during the Reporting Period through the Money Pool was 5.07%.

         3. The maximum amount of AEP's short-term borrowings on behalf of itself and the Subsidiaries during the Reporting Period and its SEC limit as of the end of the period was as follows:

                     Total               AEP                  AEP                Total AEP
                  Subsidiary          Loans to            Corporation           Short-Term                SEC
     Date         Borrowings         Money Pool            Borrowings           Borrowings               Limit

   04/02/01          $1,403,930      $1,403,930            $1,507,904           $2,911,834          $5,000,000,000

         4. On June 15, 2000, all of the outstanding stock of CSW was acquired by American Electric Power Company, Inc. ("AEP") pursuant to authority granted by the SEC in file 70-9381. As part of the order in that file, AEP and CSW together have the authority that CSW has under File No. 70-8557. Therefore, after June 15, 2000, short-term borrowings by all AEP System companies which participate in the Money Pool pursuant to authority granted in File No. 70-9381 will be reported in this file.

         Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of CSW, et al, in File No. 70-8557, and in accordance with the terms and conditions of the Commission's order dated March 21, 1995, permitting said Application-Declaration to become effective.

         DATED:  July 30, 2001


                                    AEP GENERATING COMPANY
                                    AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                    BLACKHAWK COAL COMPANY
                                    CEDAR COAL COMPANY CENTRL APPALACHIAN
                                    COAL COMPANY CENTRAL COAL COMPANY CENTRAL
                                    OHIO COAL COMPANY CENTRAL AND SOUTH WEST
                                    SERVICES, INC. CENTRAL POWER AND LIGHT
                                    COMPANY COLOMET, INC. COLUMBUS SOUTHERN
                                    POWER COMPANY CONESVILLE COAL PREPARATION
                                    COMPANY FRANKLIN REAL ESTATE COMPANY
                                    INDIANA FRANKLIN REALTY, INC INDIANA
                                    MICHIGAN POWER COMPANY KENTUCKY POWER
                                    COMPANY KINGSPORT POWER COMPANY OHIO
                                    POWER COMPANY PUBLIC SERVICE COMPANY OF
                                    OKLAHOMA SIMCO INC. SOUTHERN OHIO COAL
                                    COMPANY SOUTHERN APPALACHIAN COAL COMPANY
                                    SOUTHWESTERN ELECTRIC POWER COMPANY WEST
                                    TEXAS UTILITIES COMPANY WEST VIRGINIA
                                    POWER COMPANY WHEELING POWER COMPANY
                                    WINDSOR COAL COMPANY

                             BY: AMERICAN ELECTRIC POWER COMPANY, INC. CENTRAL AND SOUTH WEST CORPORATION


                                       BY:        /s/ Armando A. Pena
                                        ----------------------------------
                                                         Treasurer


1 Riverside Plaza
Columbus, OH 43215
Telephone (614) 223-2781